Exhibit 99.1

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of US$)

	NOTES	As of June 30, 2023 (Unaudited)	As of December 31, 2022
		US$	US$
Non-current assets
Plant and equipment, net	13	439	485
Right-of-use assets	14	678	991
Intangible assets	15	14,767	14,778
Rental deposits		119	124
Time deposits with maturity greater than twelve months	18	—	4,307
Total non-current assets		16,003	20,685

Current assets
Deposits, prepayments and deferred expenses	16	2,759	1,176
Financial assets at fair value through profit and loss ("FVTPL")	24	20,400	19,067
Time deposits with maturity less than twelve months	18	6,920	2,872
Cash and cash equivalents		25,296	32,675
Total current assets		55,375	55,790

Total assets		71,378	76,475

Current liabilities
Other payables and accruals	19	12,804	11,675
Accounts payable		947	—
Financial liabilities arising from unvested restricted shares	20	—	68
Lease liabilities		385	614
Total current liabilities		14,136	12,357

Net current assets		41,239	43,433

Total assets less current liabilities		57,242	64,118

Non-current liabilities
Lease liabilities		294	377
Warrant liabilities at FVTPL	24	1,251	—
Convertible preferred shares	21	—	511,861
Total non-current liabilities		1,545	512,238

Net assets (liabilities)		55,697	(448,120)

Equity
Share capital	22	—	3
Apollomics class A ordinary shares		1	—
Apollomics class B ordinary shares		8	—
Treasury shares	22	—	(68)
Share premium		661,472	12,317
Reserves		19,312	14,228
Accumulated losses		(625,096)	(474,600)
Total equity (deficit)		55,697	(448,120)

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(All amounts in thousands of US$, except for per share data)

		Six Months Ended June 30,
	NOTES	2023	2022
		US$	US$
Other income	7	401	756
Foreign exchange losses	8	(2,104)	(725)
Fair value change of financial assets at FVTPL	17	460	32
Fair value change of financial liabilities at FVTPL	24	676	—
Fair value change of convertible preferred shares	24	(76,430)	23,669
Research and development expenses		(16,518)	(17,999)
Administrative expenses		(9,652)	(5,097)
Finance costs		(60)	(44)
Other expense	10	(47,457)	(4,008)
Loss before taxation		(150,684)	(3,416)
Income tax expenses	9	(10)	(1)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	10	(150,694)	(3,417)
Loss per share
Basic loss per common share (US$)	12	(2.55)	(0.12)
Diluted loss per common share (US$)	12	(2.55)	(0.68)
Weighted average number of common shares outstanding - Basic ('000)	12	59,000	27,982
Weighted average number of common shares outstanding - Diluted ('000)	12	59,000	46,364

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

(All amounts in thousands of US$, except for share and per share data)

	Share capital		Treasury Shares			Reserves
							Share-based
	Number of Shares	Amount	Number of Shares	Amount	Share premium	Other reserve	payment reserve	Accumulated losses	Total
		US$		US$	US$	US$	US$	US$	US$
						(note)
As of January 1, 2022	393,252,140	40	14,086,748	(1,647)	11,888	2,440	9,852	(235,435)	(212,862)
Recapitalization of Apollomics at Exchange Ratio	(365,064,220)	(37)	(13,077,024)	—	37	—	—	—	—
Adjusted Balances, beginning of period	28,187,920	3	1,009,724	(1,647)	11,925	2,440	9,852	(235,435)	(212,862)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(3,417)	(3,417)
Exercise of share options (Note 23)	499,886	—	—	—	150	74	(74)	—	150
Forfeiture of vested share options (Note 23)	—	—	—	—	—	—	(680)	680	—
Restricted share awards vested (Notes 22 and 23)	—	—	(83,482)	21	—	36	(36)	—	21
Early exercised share options vested during the period (Notes 22 and 23)	—	—	(429,490)	1,558	—	714	(714)	—	1,558
Recognition of equity-settled share-based payment (Note 23)	—	—	—	—	—	—	2,064	—	2,064
As of June 30, 2022	28,687,806	3	496,752	(68)	12,075	3,264	10,412	(238,172)	(212,486)

As of January 1, 2023	401,804,327	41	6,930,235	(68)	12,279	3,398	10,830	(474,600)	(448,120)
Recapitalization of Apollomics at Exchange Ratio	(373,003,395)	(38)	(6,433,483)	—	38	—	—	—	—
Adjusted Balances, beginning of period	28,800,932	3	496,752	(68)	12,317	3,398	10,830	(474,600)	(448,120)
Loss and total comprehensive loss for the period	—	—	—	—	—	—	—	(150,694)	(150,694)
Forfeiture of vested share options (Note 23)	—	—	—	—	—	—	(198)	198	—
Exercise of share options (Note 23) [1]	47,443	—	—	—	83	30	(30)	—	83
Restricted share awards vested (Notes 22 and 23) [2]	—	—	(496,752)	68	—	3	(3)	—	68
Business combination, net of redemptions (Note 5)	3,312,715	—	—	—	757	—	—	—	757
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares (Note 5)	54,420,964	6	—	—	588,285	—	—	—	588,291
IFRS 2 listing expense (Note 5)	—	—	—	—	45,524	—	—	—	45,524
Post-closing Apollomics Class B Ordinary Shares issued to PIPE Investors, net of transaction costs (Note 5)	230,000	—	—	—	261	—	—	—	261
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing [3]	—	—	—	—	(7,105)	—	—	—	(7,105)
Issuance of post-closing Apollomics Class A ordinary shares upon the conversion of post-closing Apollomics Series A Preferred Shares (Note 21)	2,668,750	—	—	—	21,350	—	—	—	21,350
Recognition of equity-settled share-based payment (Note 23)	—	—	—	—	—	—	5,282	—	5,282
As of June 30, 2023	89,480,804	9	—	—	661,472	3,431	15,881	(625,096)	55,697

Note: Other reserve included amounts transferred from share-based payment reserve when the share options are exercised or the restricted shares are vested.

1 The total number of shares issued from the exercise of stock options consisted of the issuance of 435,833 Pre-Closing Apollomics Ordinary Shares from stock options exercised between January 1, 2023 to March 28, 2023. These Pre-Closing Apollomics Ordinary Shares were exchanged for 31,241 Post-Closing Apollomics Ordinary Shares, in accordance with the Exchange Ratio upon the Closing of the Business Combination. On April 26, 2023, additional stock options were exercised resulting in the issuance of 16,202 Post-Closing Apollomics Ordinary Shares.

2 All unvested restricted shares were milestone-based restricted shares held by the Chief Executive Officer of Apollomics which vested upon the Closing of the Business Combination.

3 The Maxpro Warrants assumed by Apollomics upon Closing were reclassified from equity to non-current liabilities due to a net share settlement feature, which precludes equity classification under IAS 32. The reclassification resulted in a reduction to equity (share premium) of $7.1 million (as the warrants are no longer equity-classified upon Closing), an increase to warrant liability of $1.3 million, and a decrease to accumulated losses of $5.8 million. The decrease to accumulated losses is a result of remeasurement of the warrants as a result of their liability classification under IAS 32. As the $5.8 million in accumulated losses relates to Maxpro, these accumulated losses are reclassified to share premium (along with all other historical accumulated losses of Maxpro) as a result of the Business Combination and this reduction to share premium is included in the line titled, "Business Combination, net of redemptions" in the condensed consolidated interim statements of changes in stockholders' deficit above. As such, the net impact of the warrant reclassification on the condensed consolidated interim statements of changes in stockholders' deficit is to reduce share premium by $1.3 million ($7.1 million less $5.8 million) and the impact of the warrant reclassification on the condensed consolidated interim statement of financial position as of June 30, 2023 is to increase warrant liabilities by $1.3 million and reduce share premium by $1.3 million. There is no impact to the condensed consolidated interim statements of loss and other comprehensive loss as a result of the reclassification of the Maxpro Warrants outside of the recognition of the change in fair value of the Maxpro Warrants from March 29, 2023 to June 30, 2023.

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(All amounts in thousands of US$)

	For the six month ended June 30,
	2023	2022
	US$	US$
OPERATING ACTIVITIES
Loss before taxation	$(150,684)	$(3,416)
Adjustments for:
Interest income	(373)	(193)
Depreciation of plant and equipment	49	69
Depreciation of right-of-use assets	297	283
Amortization of intangible assets	11	10
Realized foreign currency (gains) losses	(860)	392
Fair value change of financial assets at FVTPL	(460)	(32)
Fair value change of financial liabilities at FVTPL	(676)	—
Fair value change of preferred shares	76,430	(23,669)
IFRS 2 listing expense	45,524	—
Finance costs	—	44
Share-based payment expenses	5,282	2,064
Unrealized foreign currency loss	2,961	2,452
Operating cash flows before movements in working capital	(22,499)	(21,996)
(Increase) decrease in deposits, prepayments and deferred expenses	(1,583)	1,573
Increase in accounts payable and accrued offering costs	947	—
Increase (decrease) in other payables and accruals	(1,252)	641
NET CASH USED IN OPERATION	(24,387)	(19,782)
Taxation refund	—	57
Taxation paid	(10)	(1)
NET CASH USED IN OPERATING ACTIVITIES	(24,397)	(19,726)
INVESTING ACTIVITIES
Interest received	373	193
Proceeds from redemption of time deposits	4,307	24,000
Placement of time deposits	(4,048)	—
Purchase of plant and equipment	(6)	(337)
Placement of FVTPL	(873)	—
Payment for rental deposits	—	(17)
Refund of rental deposits	5	—
NET CASH (USED IN) FROM INVESTING ACTIVITIES	(242)	23,839
FINANCING ACTIVITIES
Proceeds from PIPE Financing and Business Combination, net of transaction costs	20,249	—
Payment of deferred underwriting fees	(2,779)	—
Proceeds from issue of shares upon exercise of share options	83	151
Interest paid	(60)	(44)
Repayment of lease liabilities	(252)	(260)
NET CASH (USED IN) FROM FINANCING ACTIVITIES	17,241	(153)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	19	—
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,379)	3,960
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	32,675	46,740
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$25,296	$50,700
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Restricted share awards vested	$68	$21
Accrued transaction costs	280	—
Conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares	588,285	—
Initial value of warrant liabilities arising from Maxpro note conversion and PIPE Financing in connection with the Closing Date of the Business Combination	629	—
Reclassification from equity to non-current liabilities for Maxpro Warrants assumed by Apollomics upon Closing	1,298	—

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

1.
GENERAL INFORMATION

Apollomics Inc. ("Apollomics" or the "Company") is a clinical-stage biotechnology company focused on discovering and developing oncology therapies to address unmet medical needs. Since the Company’s founding in 2015, the Company has built a pipeline of nine drug candidates across 11 programs that focus on oncology, of which six drug candidates are in the clinical stage.

The Company was originally formed as CB Therapeutics Inc. as a result of a spin-off of Crown Bioscience International, which was completed on December 31, 2015. Prior to December 2015, Crown Bioscience International, through its subsidiaries, was the owner of certain patent rights relating to certain of these drug candidates. In order to focus on its core business, namely providing preclinical contract research organization services, and allow the drug discovery and development related business to be operated and financed separately, Crown Bioscience International spun off its Taiwan subsidiary, Crown Bioscience (Taiwan), and contributed it to the Company. As a result, we became the owner of these patent rights.

In addition to its U.S. headquarters, the Company also has locations in Australia (Apollomics (Australia) Pty Ltd, formed in November 2016), Hong Kong (Apollomics (Hong Kong) Limited, formed in June 2019) and China (Zhejiang Crownmab Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd., formed in May 2018 and May 2020, respectively). The Company’s headquarters and global drug development team is based in the United States (San Francisco Bay area), while its discovery and China drug development team is based in China (Hangzhou and Shanghai). The Company operates in both the United States and China, with its headquarters and its global drug development team in the San Francisco Bay Area and its discovery and China drug development team in Hangzhou and Shanghai, China.

On March 29, 2023 ( “Closing Date”), Apollomics consummated a business combination (the “Business Combination”) with Maxpro Capital Acquisition Corp. (“Maxpro”), a Delaware corporation and special purpose acquisition company, pursuant to the initial business combination agreement dated September 14, 2022 and subsequent amendment to the business combination agreement dated February 9, 2023 (the “Business Combination Agreement” or “BCA”). In connection with the closing of the Business Combination, Apollomics became a publicly traded company on the Nasdaq Capital Market (“Nasdaq”). The Company’s Class A ordinary shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively. Trading on the Nasdaq commenced on March 30, 2023.

Notwithstanding the foregoing, we believe our cash on hand, without regard to any such cash proceeds we may receive upon the exercise for cash of our warrants, is sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. While we have outstanding warrants, which may provide an additional source of cash upon exercise, for so long as the warrants remain “out-of-the money,” we do not expect warrant holders to exercise their warrants and, therefore, we do not expect to receive cash proceeds from any such exercise. If and to the extent we determine to raise additional capital in the future, there can be no assurance that such additional capital would be available on attractive terms, if at all.

The unaudited condensed consolidated financial statements are presented in U.S. dollars ("US$"). The Company's subsidiaries included in the unaudited condensed consolidated financial statements are listed below (the Company and its subsidiaries are collectively referred to herein as the “Group”). These unaudited condensed consolidated interim financial statements have been prepared based on the accounting policies which conform with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared under the assumption the Company operates on a going concern basis.

Name of subsidiaries	Place of incorporation or establishment/operation and date of incorporation/ establishment	Principal activities
Apollomics, Inc.	California, United States January 14, 2016	Research and development of drugs

Maxpro Capital Acquisition Corp.	Delaware, United States June 2, 2021	Former special purpose acquisition company

Apollomics (Australia) Pty. Ltd.	Melbourne, Australia November 4, 2016	Research and development of drugs

Apollomics (Hong Kong) Limited	Hong Kong, China June 24,2019	Investment holding

Zhejiang Crownmab Biotech Co., Ltd.	Hangzhou, China May 29, 2018	Investment holding and research and development of drugs

Zhejiang Crown Bochuang Biopharma Co., Ltd.	Hangzhou, China May 29, 2020	Research and development of drugs

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

2.
BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ("IAS 34") "Interim Financial Reporting" issued by the IASB as well as the rules and regulations of the U.S. Securities and Exchange Commission, and have been prepared under the assumption the Company operates on a going concern basis.

3.
PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values.

Other than additional accounting policies resulting from application of amendments to IFRSs, the accounting policies and methods of computation used in the unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and 2023 are the same as those presented in the Group's annual financial statements for the year ended December 31, 2022.

Application of amendments to IFRSs

For the purposes of preparing and presenting the unaudited condensed consolidated financial statements for the six months ended June 30, 2023, the Group has applied the following amendments to IFRSs issued by the IASB, for the first time, which are mandatorily effective for the Group's annual period beginning on January 1, 2023:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018 — 2020

The application of the amendments to IFRSs in the current interim period has had no material impact on the Group's financial position and performance for the current and prior periods and/or on the disclosures set out in these unaudited condensed consolidated financial statements.

4.
CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the unaudited condensed consolidated financial statements requires the management of the Company to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated financial statements, the critical judgments made by the management of the Company in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022.

5.
BUSINESS COMBINATION

As previously outlined in Note 1 – General Information, the Company underwent a Business Combination with Maxpro on March 29, 2023. The Business Combination was effected through the issuance of shares of Apollomics to Maxpro stockholders.

Upon the closing of the Business Combination, the following occurred:

•
Each Apollomics ordinary share assumed outstanding immediately prior to the closing of the Business Combination, which totaled 401,804,327 shares (other than the exercise of stock option), was exchanged for the right to receive 0.0717 shares of post-closing Apollomics Ordinary Shares (the “Exchange Ratio”). The resulting issuance totaled 28,800,932 shares of Apollomics Class B Ordinary Shares. No Class B Ordinary Share is transferable, except to certain permitted transferees, until the earlier of (i) six (6) months after the Closing Date, which is September 29, 2023, or (ii) in the event that a definitive agreement that contemplates a change of control of is entered into, immediately prior to the consummation of such Change of Control (the “Class B Lock-Up Period”), subject to the conditions set forth in the memorandum and articles of association ("MAA"). Class B Ordinary Shares will be automatically converted into Class A Ordinary Shares on a one-to-one basis upon the end of the Class B Lock-Up Period, provided that the Board may approve such conversion prior to the end of the Class B Lock-Up Period.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

•
In connection with the Business Combination, Apollomics entered into the PIPE Financing with certain accredited investors for an aggregate of 230,000 Class B Ordinary Shares at a price of $10.00 per share, 2,135,000 Series A Preferred Shares at a price of $10.00 per share and 57,500 Penny Warrants to purchase Class A Ordinary shares, for a total of $23.7 million.
•
Each share of Maxpro Class A Common Stock (consisting of non-redeemable Common Stock and redeemable Common Stock that was not redeemed at closing) assumed outstanding immediately prior to the closing of the Business Combination was exchanged for, on a one-for-one basis, shares of Apollomics Class A Ordinary Shares.
•
Each share of Maxpro Class B Common Stock (consisting of non-redeemable Common Stock) assumed outstanding immediately prior to the closing of the Business Combination was exchanged for, on a one-for-one basis, shares of Apollomics Class A Ordinary Shares.
•
In connection with the Business Combination, Maxpro’s stockholders redeemed 10,270,060 out of the 10,350,000 public shares available, representing 99.2% of Maxpro’s public float, which resulted in Apollomics receiving nominal cash in connection with the Business Combination other than through the PIPE Financing. At closing of the Business Combination, 10,350,000 Maxpro public warrants and 464,150 Maxpro private warrants outstanding were assumed by Apollomics and recorded as a warrant liability on the Company’s condensed consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant exercise date. The Private Warrants or Extension Warrants (including the Class A Ordinary Shares issuable upon exercise of any of such warrants) can not be transferred, assigned or sold until September 29, 2023, the date that is six months after the Closing Date, pursuant to the Lock-Up Agreement effective at the Closing Date.
•
Maxpro had a promissory note payable to the Maxpro Sponsor with a principal balance of $1.5 million immediately prior to the closing of the Business Combination. The unpaid principal amount was converted into 155,250 shares of Apollomics Class A Ordinary Shares and 155,250 private warrants upon the closing of the Business Combination. The warrants were recorded as a warrant liability on the Company's condensed consolidated statement of financial position. The warrant liability will be remeasured each reporting period until the earlier of the warrant expiration date or the warrant exercise date.
•
Each Maxpro warrant issued and outstanding immediately prior to the closing of the Business Combination was assumed by Apollomics and became exercisable, on a one-for-one basis, for Apollomics Class A Ordinary Shares.
•
Prior to the closing of the Business Combination, one Apollomics stock option holder elected to exercise all of such holder’s options, resulting in the issuance of 435,833 shares of Apollomics Class A Common Stock, which upon the closing of the Business Combination, were canceled and exchanged for the right to receive .0717 shares of Apollomics Class A Ordinary Shares per share of Apollomics Class A Common Stock, which resulted in the issuance of 31,240 shares of Apollomics Class A Ordinary Shares. In addition, each outstanding option to purchase a Pre-Closing Apollomics Ordinary Share, whether vested or unvested, immediately prior to the Merger, was also adjusted such that each option (i) has the right to acquire a number of Apollomics Class B Shares equal to (as rounded down to the nearest whole number) the product of (A) the number of Pre-Closing Apollomics Ordinary Shares which the option had the right to acquire immediately prior to the Share Split, multiplied by (B) the Exchange Ratio; and (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the option immediately prior to the Share Split, divided by (B) the Exchange Ratio.

The net proceeds from the PIPE Financing and Business Combination, totaled $20.2 million.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

The following table presents the total Apollomics common stock outstanding immediately after the closing of the Business Combination:

Number of Shares
Exchange of Maxpro Class A common stock for post-closing Apollomics Class A ordinary shares	490,025
Exchange of Maxpro Class B common stock for post-closing Apollomics Class A ordinary shares	2,587,500
Exchange of Maxpro Class A common stock subject to possible redemption that was not redeemed for post-closing Apollomics Class A ordinary shares	79,940
Issuance of post-closing Apollomics Class A ordinary shares to Maxpro Sponsor in connection with conversion of a convertible promissory note	155,250
Subtotal - Business Combination, net of redemptions	3,312,715
Issuance of post-closing Apollomics Class B ordinary shares to PIPE Investors	230,000
Conversion of pre-closing Apollomics convertible preferred shares (converted into pre-closing Apollomics ordinary shares prior to the Business Combination) into Post-Closing Apollomics Ordinary Shares	54,420,964
Issuance of Post-Closing Apollomics Ordinary Shares in connection with the Business Combination due to exercise of pre-closing Apollomics stock options prior to the Business Combination	31,240
Total - Post-Closing Apollomics Ordinary Shares outstanding as a result of Business Combination, PIPE Financing, conversion of pre-closing Apollomics convertible preferred shares into Post-Closing Apollomics Ordinary Shares, and issuance of shares upon Closing due to pre-Closing exercise of stock options (note i)	57,994,919

Note i: In addition to the 57,994,919 shares specified above, the following shares were included in the total 89,480,804 Post-Closing Apollomics Ordinary Shares outstanding as of June 30, 2023 on the consolidated statement of changes in stockholders' deficit (of the total Post-Closing Apollomics Ordinary Shares outstanding, 80,383,133 were class A ordinary shares and 9,097,671 were class B ordinary shares): 1) 28,800,932 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exchange of all Pre-Closing Apollomics Ordinary Shares outstanding as of December 31, 2022 at the Exchange Ratio 2) 2,668,750 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the conversion of Post-Closing Apollomics Series A Preferred Shares into Post-Closing Apollomics Class A Ordinary Shares in May 2023 at a conversion ratio of 1 to 1.25 3) 16,202 Post-Closing Apollomics Ordinary Shares were outstanding as a result of the exercise of stock options in April 2023.

As Maxpro did not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction was accounted for within the scope of IFRS 2 (“Share-based Payment”) as a share-based payment transaction in exchange for a public listing service. As such, the fair value of Apollomics shares transferred to Maxpro stockholders in excess of the net identifiable assets of Maxpro represents compensation for the service of a stock exchange listing for its shares and is accounted for as an expense in post-closing Apollomics at the consummation of the Business Combination. The net identifiable assets of Maxpro were stated at historical cost, with no goodwill or other intangible assets recorded. Apollomics was deemed to be both the legal and accounting acquirer given that subsequent to the Business Combination:

•
Apollomics’ shareholders have a majority of the voting power of post-closing Apollomics;
•
Apollomics’ operations comprise all of the ongoing operations of post-closing Apollomics;
•
Apollomics controls a majority of the governing body of post-closing Apollomics;
•
Apollomics’ senior management comprise all of the senior management of post-closing Apollomics.

Under IFRS 2, Apollomics recorded a one-time share-based expense of US$45.5 million at the closing of the Business Combination that was calculated based on the excess of the fair value of Apollomics over the fair value of the identifiable net assets of Maxpro that were acquired. The amount of Maxpro’s identifiable net assets acquired at Closing were as follows:

Cash and cash equivalents	954
Notes payable - sponsor	(1,999)
Accrued liabilities	(1,056)
Deferred underwriting compensation	(3,623)
Total Maxpro identifiable net liabilities at fair value	(5,724)

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

The net assets of Maxpro are stated at fair value with no goodwill or other intangible assets recorded. The IFRS 2 listing expense was calculated as follows:

	Per Share Value	Shares	Fair Value
	(at March 29, 2023)	(in thousands)	(in thousands)
Maxpro public stockholders	$10.81	10,350	$111,884
Sponsor parties	10.81	3,207	34,668
Underwriter shares	10.81	26	281
Maxpro private warrants	0.12	619	74
Maxpro public warrants	0.12	10,350	1,242
Redemptions of Maxpro class A common stock	10.55	(10,270)	(108,349)
		14,282	39,800
Net liabilities of Maxpro			(5,724)
IFRS 2 Listing Expense			$45,524

6.
REVENUE AND SEGMENT INFORMATION

Revenue

The Group has not generated any revenue throughout the six months ended June 30, 2022 and 2023, respectively.

Segment information

Operating segments are defined as components of an entity for which separate financial information is made available and is regularly evaluated by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company’s CODM is its Chief Executive Officer (“CEO”), and operations are managed as a single segment for the purposes of assessing performance and making operating decisions. The CODM reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating and reportable segment and no further analysis of this single segment is presented.

7.
OTHER INCOME

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
Interest income	373	193
Government grants (note i)	—	531
Other income	28	32
	401	756

Note i: Included in the government grants are amounts in thousands of Australian Dollar ("AUD") 707 (equivalent to approximately US$497 thousand), representing the unconditional subsidies from the Australian government specifically for supporting the research and development activities carried out in Australia for the six months ended June 30, 2022. The remaining $34 thousand amounts represent government subsidies in relation to the research and development activities in the PRC. All the government grants provide immediate financial support with no future related costs nor related to any assets.

8.
FOREIGN EXCHANGE GAINS AND LOSSES

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
Foreign exchange loss, net	(2,104)	(725)

The Company primarily operates in the U.S., PRC, and Australia, with most of the transactions settled in the U.S. dollar. The Company's presentation and functional currency is the U.S. dollar. Certain bank balances, deposits and other payables are denominated in Renminbi and Australian dollar, which exposes the Company to foreign currency risk.

The Company incurs portions of its expenses in currencies other than the U.S. dollar, in particular, the Renminbi and Australian dollar. As a result, the Company is exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. The Company has not entered into any derivative contracts to hedge against its exposure to currency risk during the six months ended June 30, 2022 or 2023. However, Management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

9.
INCOME TAX EXPENSES

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
US Corporate Income Tax ("CIT") — current year	10	1

Other than the subsidiary operating in the US, no provision for income taxation has been made as the Company and the other subsidiaries had incurred tax losses in the PRC, Australia and Hong Kong for the six months ended June 30, 2022 and 2023. Tax expense of $10 thousand for the six months ended June 30, 2023 is primarily for taxes on investments.

10.
OTHER EXPENSE

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
Loss for the period has been arrived at after charging:

Staff costs:
Salaries and other allowances	5,092	7,088
Retirement benefits scheme contributions	374	434
Share-based payment expenses	5,282	2,064
Total staff costs	10,748	9,586
Depreciation of plant and equipment	49	69
Depreciation of right-of-use assets	297	283
Amortization of intangible assets	11	10
Other expense (note i)	47,457	4,008

Note i: Other expenses include expenses incurred for an initial public offering application in Hong Kong which was suspended in 2022. For the six months ended June 30, 2022 and 2023, the other expense also include expenses incurred in connection with the Business Combination. Refer to Note 5 – Business Combination for further information.

11.
DIVIDENDS

No dividend was declared or paid by the Company during the six months ended June 30, 2022 and 2023, nor has any dividend been proposed since the period ended June 30, 2023.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

12.
LOSS PER SHARE

The calculations of the basic and diluted loss per share are based on the following data:

	For the six months ended June 30,
	2023	2022
(In thousands of US$, except per share data)	US$	US$
Loss:
Loss for the period attributable to owners of the Company for the purpose of calculating basic loss per share	(150,694)	(3,417)

Effect of dilutive potential ordinary shares:
Gain on fair value change of Series C convertible preferred shares	—	(28,209)
Loss for the period attributable to owners of the Company for the purpose of calculating diluted loss per share	(150,694)	(31,626)

(In thousands, except per share data in US$)
Number of shares:
Weighted average number of ordinary shares for the purpose of calculating basic loss per share ('000)	59,000	27,982

Effect of dilutive potential ordinary share:
Series C convertible preferred shares ('000)	—	18,382
Weighted average number of ordinary shares for the purpose of calculating diluted loss per share ('000)	59,000	46,364

Basic loss per common share	(2.55)	(0.12)
Diluted loss per common share	(2.55)	(0.68)
Weighted average number of common shares outstanding - Basic ('000)	59,000	27,982
Weighted average number of common shares outstanding - Diluted ('000)	59,000	46,364

The diluted loss per share for the six months ended June 30, 2022 and 2023 does not include the effect of the following instruments held as of June 30, 2022 and 2023 as their inclusion would be anti-dilutive:

	As of June 30,
	2023	2022
		(note i)
Number of series A1 convertible preferred shares ("Series A1 Preferred Shares")	—	9,465,755
Number of series A2 convertible preferred shares ("Series A2 Preferred Shares")	—	5,259,171
Number of series B convertible preferred shares ("Series B Preferred Shares")	—	21,313,962
Number of series C convertible preferred shares ("Series C Preferred Shares")	—	*
Unvested restricted shares	—	496,752
Share options	12,708,781	9,659,941
Apollomics Private Warrants	619,400	—
Apollomics Public Warrants	10,350,000	—
Penny Warrants	57,500	—

Note i: The Exchange Ratio has been applied to these instruments to give effect to the Business Combination.

Note *: Series C Preferred Shares as of June 30, 2022 were dilutive potential ordinary shares and included in the calculation of the diluted loss per share for the six months ended June 30, 2022.

13.
PLANT AND EQUIPMENT

The Group acquired US$337 thousand and US$6 thousand of equipment during the six months ended June 30, 2022 and 2023, respectively.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

14.
RIGHT-OF-USE ASSETS

Lease agreements are entered into for fixed lease terms of 12 to 60 months, without extension and termination options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. The Group recognized US$571 thousand and US$571 thousand of right-of-use assets and lease liabilities during the six months ended June 30, 2022, respectively, and recognized no right-of-use assets or lease liabilities during the six months ended June 30, 2023.

15.
INTANGIBLE ASSETS

Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses if any. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets not yet available for use that are acquired separately are carried at cost less any subsequent accumulated impairment losses.

As of December 31, 2022, the Company’s intangibles had a total cost of US$14.9 million and accumulated amortization of US$0.1 million, for a net book value totaling US$14.8 million. As of June 30, 2023, the Company’s intangibles had a total cost of US$14.9 million and accumulated amortization of US$0.1 million, for a net book value totaling US$14.8 million. The Company did not record any impairments for either period.

16.
DEPOSITS, PREPAYMENTS AND DEFERRED EXPENSES

	As of June 30, 2023	As of December 31, 2022
(In thousands of US$)	US$	US$
Deferred directors and officers insurance expenses	1,093	—
Other prepayments	895	624
Value-Added Tax recoverable	507	547
Payment in advance to suppliers	250	5
Deposits	14	—
	2,759	1,176

17.
FINANCIAL ASSETS AT FVTPL

The financial assets at FVTPL represents investment in a market fund in the US, which solely holds investments in the US treasury bonds. Details of fair value measurement are set out in Note 24.

18.
TIME DEPOSITS / CASH AND CASH EQUIVALENTS

The time deposits are placed with licensed commercial banks in the PRC, carry interest at a fixed rate of 3.36% to 3.70% per annum. The amount presented under non-current assets are balances which management are not expected to collect cash within twelve months as of June 30, 2022 and 2023.

Bank balances carry interest at prevailing market interest rates ranging from 0.01% to 0.30% per annum for the six months ended June 30, 2022 and 2023.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

19.
OTHER PAYABLES AND ACCRUALS

	As of June 30, 2023	As of December 31, 2022
(In thousands of US$)	US$	US$
Payables in respect of research and development expenses	5,518	5,435
Accrued salaries and bonuses	1,849	2,475
Accrued other expenses	2,844	1,662
Accrued directors and officers insurance expenses	1,093	—
Deposit received for a potential out-licensing drug patent (note i)	1,000	1,000
Other payables	500	1,103
	12,804	11,675

Note i: During the year ended December 31, 2020, the Group signed an exclusive right of negotiation agreement with an independent third party (the "Independent Third Party") to negotiate out-licensing a drug patent to the Independent Third Party. Under the exclusive right of negotiation agreement, the Group had received a deposit of US$1.0 million which may be considered as consideration for the exclusive right of negotiation if the Independent Third Party has not identified any negative findings (as stated in the exclusive right of negotiation agreement) by March 2, 2021. Up to the date of this report, despite no negative findings have been identified, however the management of the Group considered the negotiation will not proceed further as it is found that a strategic investor invested into and licensed several drug patents (with similar feature of the Group's drug patent) to the Independent Third Party. Management of the Group expected to receive confirmation from Independent Third Party when the balance is settled.

20.
FINANCIAL LIABILITIES arising from unvested restricted shares

	As of June 30, 2023	As of December 31, 2022
(In thousands of US$)	US$	US$
Payables in respect of unvested restricted shares attributable to:
Dr. Yu (the chief executive of the Company)	—	68

As of December 31, 2022, the liability represented the repurchase option held by the Company in relation to (i) the unvested restricted shares granted to a director of the Company; and (ii) the unvested restricted shares issued to a director of the Company who as the share option holder had elected to early exercise the share options during the vesting period. The liability does not exist as of June 30, 2023 as the restricted shares, held by the director of the Company, became fully vested upon the closing of the Business Combination on March 29, 2023.

21.
CONVERTIBLE PREFERRED SHARES

From 2016 through 2020, the Company issued convertible Series A1, Series A2, Series B and Series C preferred shares (the “Preferred Shares”) to several independent investors. The details of such issuances and the key terms of the Preferred Shares are presented in the Group's consolidated financial statements for the years ended December 31, 2021 and 2022. Following the Business Combination on March 29, 2023, none of those Series A1, Series A2, Series B and Series C preferred shares remain outstanding as these were all converted into common stock.

In connection with the Business Combination on March 29, 2023 2,135,000 shares of Apollomics Series A Preferred Shares were issued to Maxpro Investment Co., Ltd. in the PIPE Financing. On May 18, 2023 the Series A preferred shareholders converted these preferred shares into common shares at a 1.25 exchange ratio, resulting in the issuance of 2,668,750 shares of Apollomics Class A Ordinary Shares. Refer to Note 5 – Business Combination for further information.

As of June 30, 2023, the Company has no preferred shares outstanding.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Presentation and Classification

The Company accounted for the convertible Series A1, Series A2, Series B, and Series C preferred shares as financial liabilities at FVTPL, per IAS standards. The fair value change of the Preferred Shares is charged/credited to fair value change of Preferred Shares in profit or loss except for the portion attributable to credit risk change which shall be charged/credited to other comprehensive income, if any. The fair value change recognized in profit or loss includes any interest paid, if any, on the financial liabilities. The management of the Company considered that there is insignificant credit risk change on the financial liabilities that drives the fair value change of the Preferred Shares during the six months ended June 30, 2022 and 2023.

The movement of the Preferred Shares at end of each reporting period is as follows:

Preferred shares
(In thousands of US$)	US$
As of January 1, 2022	322,215
Change in fair value	(23,669)
As of June 30, 2022	298,546

As of January 1, 2023	511,861
Change in fair value	76,430
Conversion to common stock	(588,291)
As of June 30, 2023	—

The Preferred Shares were valued by the management of the Company with reference to valuations carried out by an independent qualified professional valuer not connected with the Group, which has appropriate qualifications and experience in the valuation of similar instruments.

The Company used the Black-Scholes model to determine the underlying share value of the Company and performed an equity allocation based on option pricing model (the "OPM" model) to arrive the fair value of the Preferred Shares at the end of each reporting period.

In addition to the underlying share value of the Company determined by Black-Scholes model, other key valuation assumptions used in OPM model to determine the fair value of the Preferred Shares are as follows:

	As of June 30, 2023	As of December 31, 2022
	(note i)
Time to liquidation	N/A	1.25 years
Risk-free rate	N/A	4.65%
Expected volatility (note ii)	N/A	75.0%
Dividend yield	N/A	0%
Possibility under IPO scenario	N/A	85%
Possibility under liquidation scenario	N/A	15%

Note i: As of June 30, 2023 the Company had no preferred shares outstanding. Thus, these valuation assumptions were not applicable ("N/A").

Note ii: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

22.
SHARE CAPITAL/TREASURY SHARES

Share capital

The share capital as of January 1, 2023 and June 30, 2023 represented the issued ordinary share capital of the Company.

	NOTES	Number of shares	Par value per share	Amount
			US$	In thousands of US$
Authorized:
As of January 1, 2022, and June 30, 2022 and January 1, 2023		444,343,488		44

As of June 30, 2023	(i)	600,000,000		65

Issued and fully paid:
As of January 1, 2022		393,252,140		40
Exercise of share options	(ii)	6,973,958	0.0001	1
As of June 30, 2022		400,226,098		41
As of June 30, 2022, restated by applying the exchange ratio pursuant to the Business Combination		28,687,806		3

As of January 1, 2023		401,804,327		41
As of January 1, 2023, restated by applying the exchange ratio pursuant to the Business Combination		28,800,932		3
Class B ordinary shares issued to holders of the convertible preferred shares		54,420,964		6
Class A ordinary shares issued in connection to the Business Combination		3,312,715		—
Class A ordinary shares issued to the Series A preferred shareholders (PIPE) in May 2023		2,668,750		—
Class B ordinary shares issued to PIPE investors		230,000		—
Exercise of share options	(iii)	47,443	0.0001	—
As of June 30, 2023		89,480,804		9

Note i: Pursuant to the Apollomics’ sixth amended and restated memorandum and articles of association (the “MAA”) the authorized share capital of Apollomics is 500,000,000 Class A Ordinary Shares, and 100,000,000 Class B Ordinary Shares, and 50,000,000 preference shares, par value $0.0001 per share.

Note ii: During the six months ended June 30, 2022, share option holders exercised their rights to subscribe for 158,333, 6,750,000, 25,000 and 40,625 ordinary shares in the Company at an exercise price of US$0.01, US$0.02, US$0.21 and US$0.26 per share, respectively.

Note iii: During the six months ended June 30, 2023, share option holders exercised their rights to subscribe for 23,893, 16,202, 4,122 and 3,226 ordinary shares in the Company at an exercise price of US$0.28, US$2.93, US$3.63 and US$4.32 per share, respectively.

All the ordinary shares issued during the six months ended June 30, 2022 and 2023 rank pari passu with the existing shares in all respects.

On March 29, 2023, the Company’s Class A ordinary shares and warrants are listed on Nasdaq under the trading symbols “APLM” and “APLMW,” respectively. Pursuant to the Apollomics’ sixth amended and restated memorandum and articles of association (the “MAA”) the authorized share capital of Apollomics is 500,000,000 Class A Ordinary Shares, and 100,000,000 Class B Ordinary Shares, and 50,000,000 preference shares, par value $0.0001 per share.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Treasury shares

	Number of treasury shares	Subscription price per share	Amount
		US$	In thousands of US$
As of January 1, 2022	1,009,724		1,647
Restricted shares vested	(83,482)	0.0003	(21)
Early exercised share options vested during the period	(429,490)	0.0036	(1,558)
As of June 30, 2022	496,752		68

As of January 1, 2023	496,752		68
Restricted shares vested	(496,752)	0.0001	(68)
As of June 30, 2023	—		—

Treasury shares represented unvested restricted shares granted to the director of the Company and the unvested restricted shares issued upon the early exercise of share options as elected by the director of the Company.

23.
SHARE-BASED PAYMENTS

On July 19, 2016, the shareholders of the Company approved the adoption of the 2016 equity incentive plans (the "2016 Plan") for the purpose to secure and retain employees, directors and consultants of the Company (the "Eligible Persons"), provide incentives for them to exert maximum efforts for the success of the Company and any affiliate and provide means by which the Eligible Persons may benefit from increases in value of the ordinary shares of the Company.

The 2016 Plan provides for the grant of the following types of share awards: (i) restricted share awards, (ii) share options, (iii) share appreciation rights, (iv) restricted share unit awards, and (v) other share awards. The overall limit on the number of underlying shares which may be delivered pursuant to all awards granted under the 2016 Plan is 337,225,866 ordinary shares of the Company as of December 31, 2022, subject to any adjustments for other dilutive issuances.

In connection with the Business Combination, immediately prior to the closing, the Board terminated the 2016 Equity Incentive Plan, and the Board adopted the Apollomics Inc. 2023 Incentive Award Plan (the “Incentive Plan”), which became effective as of the closing, and 8,679,583 ordinary shares have been reserved for issuance. The Company expects to use equity-based awards to promote the Company’s interest by providing its executives with the opportunity to acquire equity interests as an incentive for their remaining in the Company’s service and aligning their interests with those of the Company’s equity holders. The 2023 Incentive Plan allows the Company to make equity and equity-based incentive awards to officers, employees, non-employee directors and the Company’s consultants and affiliates. The Company’s Board anticipates that providing such persons with a direct stake in the Company will assure a closer alignment of the interests of such individuals with the Company’s interests and the interests of its shareholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company and its affiliates.

During the six months ended June 30, 2022 and 2023, the Company had issued restricted share awards and share options to the Eligible Persons and no share appreciation rights, restricted share unit awards or other share awards were granted under the 2016 Plan by the Company.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Restricted share awards

All the restricted shares shall be subject to repurchase at the option by the Company at the subscription price paid by Eligible Persons upon voluntary or involuntary termination of his employment with the Company (the "Repurchase Option").

The Repurchase Option shall be exercised by the Company and/or the designees of the Company as to the number of unreleased shares, within sixty days after the termination of his employment with the Company giving written notice to Eligible Persons.

The aforesaid arrangement has been accounted for as share-based payment transactions. Accordingly, the Group measured the fair value of the unvested restricted shares as of the grant date and is recognizing the amount as compensation expense over the vesting period for each separately vesting portion of the unvested restricted shares.

The subscription price received by the Group in relation to the unvested restricted shares that are subject to the Repurchase Option held by the Company have been recognized as financial liabilities arising from unvested restricted shares as disclosed in Note 20.

The total expense recognized in the consolidated statements of profit or loss and other comprehensive loss for the restricted shares granted are approximately US$36 thousand and US$39 thousand, for the six months ended June 30, 2022 and 2023, respectively.

The following table summarized the Group's restricted shares movement during the six months ended June 30, 2022 and 2023:

	2023	2022
	Number of unvested restricted shares	Number of unvested restricted shares
Outstanding as of January 1,	496,752	1,009,724
Vested	(496,752)	(512,972)
Outstanding as of June 30,	—	496,752

The range of subscription price for the restricted shares is US$0.003 to US$0.01 per share. The time-based restricted shares shall be entirely vested ratably on a monthly basis over 48-months vesting period or with 25% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over 36-months vesting period. The milestone-based restricted shares will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition.

Share options

The following table discloses movements of the Company's share options under the 2016 Plan held by grantees during the six months ended June 30, 2022 and 2023:

	2023		2022
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price	Options	exercise price
		US$		US$
Outstanding at January 1,	135,979,705	0.217	155,059,183	0.203
Granted	42,127,240	0.718	2,250,000	0.310
Exercised	(661,875)	0.125	(6,973,958)	0.022
Forfeited	(143,750)	0.218	(15,568,541)	0.222
Outstanding at June 30,	177,301,320	0.337	134,766,684	0.212
Outstanding at June 30, 2023 as converted	12,708,781
Exercisable at the end of the period	92,731,191		58,381,043
Exerciseable at the end of June 30, 2023 as converted	6,646,879

No share options granted in the above table under the 2016 Plan will be exercisable after the expiration of 10 years from the date of its grant.

In July 2016, the Apollomics Board adopted, and our shareholders approved the 2016 Plan. The 2016 Plan has not been amended since its adoption in July 2016. No further awards will be made under the 2016 Plan; however, awards outstanding under the 2016 Plan will continue to be governed by their existing terms. As of June 30, 2023 there were 6,646,879 options exercisable after applying the exchange ratio under the 2016 Plan.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

The share options outstanding as of June 30, 2022 and 2023 had a weighted average remaining contractual life of 7.8 years and 7.07 years, respectively. During the six months ended June 30, 2022 and 2023, the weighted average fair value of the share options granted is US$0.1517 per share and US$0.5334 per share, respectively.

The time-based share options will be vested ratably on a monthly basis over range of 24-months to 48-months vesting period or with 25% or 50% be vested on the first anniversary of the vesting inception date and remaining portion vested ratably on a monthly basis over range of 12-months to 36-months vesting period. The milestone-based share options will be vested upon achievement of specified performance conditions. The expected vesting period is estimated by the management of the Company based on the most likely outcome of each of the performance condition. As of June 30, 2022 and 2023 there were US$0 and US$69 thousand, respectively, of the remaining unvested early exercised time-based share options that had been early exercised by Dr. Yu and subject to the Repurchase Option.

In connection with the Business Combination, immediately prior to the closing, the Board terminated the 2016 Equity Incentive Plan, and the Board adopted the Apollomics Inc. The 2023 Equity Incentive Plan, which became effective as of the closing. The outstanding options in the 2016 Plan showing at June 30, 2023 of 177,301,320 have been exchanged using the exchange ratio of 0.071679 resulting in 12,708,781 options in the 2023 Incentive Plan.

OPM model was used to determine the fair value of the option granted. The key inputs for the share options granted during the periods were as follows:

	For the six months ended June 30,
	2023	2022
Grant date option fair value per share	US$0.502	US$0.152
Exercise price	US$0.717	US$0.310
Expected volatility (note i)	73%	75%
Expected life	6.078 years	6.078 years
Risk-free rate	3.98%	3.03%
Expected dividend yield	0%	0%

Note i: The expected volatility measured at the standard deviation is based on the historical data of the daily share price movement of comparable companies.

The total expense recognized in the unaudited condensed consolidated statements of loss and other comprehensive income for share options granted under the 2016 Plan are approximately US$2.0 million and US$5.3 million for the six months ended June 30, 2022 and 2023, respectively.

24.
FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
(i)
Fair value of the Group's financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used).

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

	Fair value as of
	June 30, 2023	December 31, 2022	Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
	In thousands of US$	In thousands of US$
Financial assets
Market fund	20,400	19,067	Level 1	Redemption value quoted by banks with reference to the expected return of the underlying assets	N/A	N/A
Financial liabilities
Convertible preferred shares	—	511,861	Level 3	Black-Scholes model and OPM method - the key inputs are: time to liquidation, risk-free rate, expected volatility and possibilities for IPO/liquidation scenario	Possibility for IPO scenario (note)	The higher the possibility for IPO scenario, the higher the fair value, and vice versa
Maxpro public warrants assumed by Apollomics (Note 5)	880	—	Level 1	The public warrants are traded on the Nasdaq, the valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities	N/A	N/A
Maxpro private warrants assumed by Apollomics, and Private warrants issued in connection with the conversion of the promissory note payable to the Maxpro Sponsor (Note 5)	42	—	Level 2	Private warrants are considered to be economically equivalent to the public warrants. As such, the valuation of the public warrants was used to value the private warrants	N/A	N/A
Penny warrants (Note 5)	329	—	Level 3	Black-Scholes model - the key inputs are: underlying share price, expected life in years, risk-free rate, expected volatility, and exercise price	N/A	N/A
Total warrant liabilities:	1,251	—

Note: A 10% increase or decrease in the possibility for IPO scenario holding all other variables constant will increase or decrease the fair value of preferred shares by US$42.9 million or US$42.0 million as of December 31, 2022. As of June 30, 2023 the preferred shares were converted into ordinary shares.

(ii)
Reconciliation of Level 3 fair value measurements

Details of reconciliation of Level 3 fair value measurement for the preferred shares are set out in Note 21. All the unrealized fair value changes gain of US$23.7 million and loss of US$76.4 million for the six months ended June 30, 2022 and 2023, respectively, relate to the fair value change of the Preferred Shares and is charged/credited to fair value change of Preferred Shares in profit or loss.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

(iii)
Fair value of financial assets and financial liabilities that are not measured at fair value

The management of the Company consider that the carrying amount of the Group's financial assets and financial liabilities recorded at amortized cost in the unaudited condensed consolidated financial statements approximate their fair values. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

25.
RETIREMENT BENEFITS PLAN

The employees employed by the Zhejiang Crownmab Biotech Co.Ltd, PRC subsidiary are members of the state-managed retirement benefits scheme operated by the PRC government. The PRC subsidiary is required to contribute a certain percentage of their payroll to the retirement benefits scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the required contributions under the scheme.

The Group maintains multiple qualified contributory saving plans as allowed under Section 401(k) of the Internal Revenue Code in the US. These plans are defined contribution plans covering employees employed in the US and provide for voluntary contributions by employees, subject to certain limits. The contributions are made by both the employees and the employer. The employees' contributions are primarily based on specified dollar amounts or percentages of employee compensation.

The total cost charged to profit or loss of US$434 thousand and US$525 thousand, respectively, represents contributions paid or payable to the above schemes by the Group for the six months ended June 30, 2022 and 2023.

At the end of each reporting period, there were no forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contribution becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

26.
RELATED PARTY DISCLOSURES
(i)
Compensation of key management personnel

The remuneration of directors of the Company and other members of key management were as follows:

	For the six months ended June 30,
	2023	2022
(In thousands of US$)	US$	US$
Short term benefits	1,626	1,540
Retirement benefit scheme contributions	8	6
Share-based payment	2,673	1,117
	4,307	2,663

The remuneration of key management personnel is determined by the directors of the Company having regard to the performance of individuals and market trends.

27.
RESTRICTED NET ASSETS

The Company's ability to pay dividends may depend on the Company receiving distributions of funds from its subsidiaries. The Company's PRC subsidiaries are subject to relevant PRC statutory laws and regulations which permit payments of dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In the event of such dividends being declared, there would be PRC withholding tax on such dividends. The results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with IAS 34 differ from those reflected in the statutory financial statements of the Company's PRC subsidiaries. Foreign exchange and other regulations in the PRC further restrict the Company's PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022 and June 30, 2023, amounts restricted are the paid-in capital of the Company's PRC subsidiaries, which amounted to US$52.298 million and US$50.0 million, respectively.

APOLLOMICS INC.

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

28.
SUBSEQUENT EVENTS

The Group has evaluated subsequent events through September 28, 2023, which is the date when the unaudited condensed consolidated financial statements were available to be issued.